Exhibit 11.1

Coffee Holding Co., Inc. and Subsidiary
Computation of Per Share Earnings (Loss)

	Years Ended October 31,
	2009	2008
Net income (loss)	$3,291,066	$(2,597,294)

BASIC EARNINGS (LOSS):
Weighted average number of common shares outstanding	5,441,462	5,476,173

Basic earnings (loss) per common share	$.60	$(.47)

DILUTED EARNINGS (LOSS):
Weighted average number of common shares outstanding	5,441,462	5,476,173
Warrants – common stock equivalents	-	-

Weighted average number of common shares outstanding – as adjusted	5,441,462	5,476,173

Diluted earnings (loss) per common share	$.60	$(.47)